February 7, 2007

VIA ELECTRONIC FILING

Christian Sandoe

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	WisdomTree Trust
Files Nos. 333-132380 and 811-21864

Dear Mr. Sandoe:

This letter responds to comments received from the staff of the Securities and Exchange Commission (the “Commission”) on January 4, 2007 regarding WisdomTree Trust’s (“Trust” or “Registrant”) registration statement on Form N-1A, which was filed with the Commission on November 8, 2006 (the “Registration Statement”). For your convenience we have restated each comment below followed by the Trust’s response. Defined terms have the same meanings as used by the Trust in its Registration Statement.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.

1.	Comment: (Prospectus/Principal Investment Strategies – Primary Investment Risks)

Please add additional risk disclosure to each Fund which has an Index that invests in securities that have a market capitalization of at least $100 million. By way of example, the “Index Description” for WisdomTree Utilities Sector Fund states:

“The Index consists of companies that: (i) are incorporated in the United States (including Puerto Rico), (ii) are listed on the New York Stock Exchange, American Stock Exchange or the NASDAQ National Market, (iii) have a market capitalization of at least $100 million on the Index measurement date...”

Response: Registrant has added the following disclosure to each Fund which has an Index that invests in securities that have a market capitalization of at least $100 million:

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Christian Sandoe

February 7, 2007

“Small-, Mid-Capitalization Investing. The Fund invests a portion of its assets in stocks of small- and mid-capitalization companies. The stocks of small- and midcapitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than larger capitalization stocks or the stock market as a whole. As a result, the Fund as a whole may be subject to more volatility than funds that invest solely in larger, more established companies.”

2.	Comment: (Prospectus/WisdomTree Total Earnings Fund – Index Description)

The Index Description for WisdomTree Total Earnings Fund states:

The WisdomTree Earnings Index is an earnings-weighted index that measures the performance of the total U.S. stock market. The Index consists of companies that: (i) are incorporated in the United States (including Puerto Rico), (ii) are listed on the New York Stock Exchange, American Stock Exchange or the NASDAQ National Market, (iii) have reported positive earnings on a cumulative basis in their most recent four fiscal quarters preceding the Index measurement date, (iv) have a market capitalization of at least $100 million on the Index measurement date, (v) have an average daily dollar volume of at least $100,000 for each of the six months prior to the Index measurement date, and (vi) must have at least 5 million shares outstanding, freely available for trading ("float shares").

Please confirm the companies included in the WisdomTree Earnings Index. If a company possesses all six criteria noted above, will it automatically be included in the Index? In addition, please clarify if a company must possess all of the criteria in the Fund’s Index description to be considered for purchase.

Response: Pursuant to the methodology governing the operation of the Index, a company that satisfies all of the requirements listed above will automatically be included in the Index on the index measurement date. A company must satisfy all of the criteria listed above to be included in the WisdomTree Earnings Index. This is true of the other WisdomTree Indexes as well: a company must satisfy all of the Index inclusion criteria on the index measurement date to be included in the Index.

Supplementaly, Registrant has replaced the word “total” with the word “broad” in the first sentence of the Index description.

3.	Comment: (Prospectus/Principal Investment Strategies – Investment Objective)

Please update each Fund’s disclosure to ensure that each Fund, where appropriate, will invest at least 80% of its assets in securities suggested by its name.

Christian Sandoe

February 7, 2007

Response: Registrant has added the following disclosure to the first paragraph under the Section entitled “Principal Investment Strategies” in the Prospectus:

“Each Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name.”

4.	Comment: Comment: (Prospectus/WisdomTree Earnings Top 100 Fund – Fund Name/ Index Description)

WisdomTree Earnings Top 100 Fund’s name implies that the Fund intends to invest in the top 100 securities of a particular index with the highest earnings, when in fact the Fund will actually be investing in companies with the lowest price-to-earnings ratio and may not even be paying out a high dividend at all. Please revise the disclosure to more precisely describe how the Fund will actually invest.

Response: Registrant has revised the disclosure in response to the Staff’s comment which now reads:

“The WisdomTree Earnings Top 100 Index market capitalization measures the performance of 100 large-cap companies with relatively high earnings yields. The Index is created by selecting the 100 companies with the highest earnings yields from the 300 largest companies within the WisdomTree Earnings Index. Unlike the other Earnings Indexes which weight companies based on aggregate earnings, the Earnings Top 100 Index is weighted by earnings yield. A component company's weight in the Index at the Index measurement date is determined by its “earnings yield”. Earnings yield is calculated by dividing a company's trailing 12 months earnings by its market capitalization. This amount is then divided by the sum of all earnings yields for all the component companies in the Index. For these purposes, the Index includes primarily large-capitalization securities. As of September 30, 2006, approximately 95% of the capitalization of the Index consisted of companies with market capitalizations over $10 billion.”

5.	Comment: (Prospectus/WisdomTree China Total Dividend Fund – Primary Investment Risks)

Please add risk disclosure to WisdomTree China Total Dividend Fund detailing the potential risks of investing in the Fund as a result of certain of the companies comprising the Index may operate in, or have dealings with, countries subject to sanctions or embargoes imposed by the U.S. government or be identified as state sponsor of terrorism.

Response: Registrant does not believe that this is a significant risk of investing in the Fund. Registrant believes this factor is not likely to have a material impact on

Christian Sandoe

February 7, 2007

the returns or volatility of the Fund. Registrant respectfully declines to revise the current disclosure in the Prospectus.

However, Registrant notes that it has added the following disclosure to the Section entitled “Investments in China and Hong Kong” in the SAI in response to the Staff’s comments: “ ...(vii) the risk that certain companies in the Fund’s Index may have dealings with countries subject to sanctions or embargoes imposed by the U.S. government or identified as state sponsors of terrorism.”

6.	Comment: (Prospectus/WisdomTree International Real Estate Sector Fund - Index Description)

The Index Description for WisdomTree International Real Estate Sector Fund states:

“To be included in the Index, companies must be incorporated in one of 16 developed-market European countries included in the WisdomTree DIEFA Index, Japan, Hong Kong, Singapore, Australia, or New Zealand, and must be listed on a major securities exchange in one of those countries.”

Please explain why specific countries were included in addition to the broader WisdomTree DIEFA Index reference.

Response: Registrant believes the current disclosure provides investors with a comprehensive list of potential countries that may be included in the WisdomTree International Real Estate Sector Index. Registrant believes it is useful in this instance to remind investors that the DIEFA Index includes 16 European countries, as well as Japan, Hong Kong, Singapore, Australia, and New Zealand and that this provides investors with more disclosure than simply referencing the DIEFA Index. Registrant notes that this is consistent with how similar Indexes have been described in the prior WisdomTree prospectuses. Registrant respectfully declines to revise the disclosure.

7.	Comment: (Prospectus/Management – Sub-Adviser- Portfolio Managers)

The “Sub-Adviser - Portfolio Management” disclosure states:

“Each Portfolio Manager is responsible for various functions related to portfolio management, including, but not limited to, investing cash inflows, implementing investment strategy, researching and reviewing investment strategy, and overseeing members of his or her portfolio management team with more limited responsibilities. Each Portfolio Manager is authorized to make investment decisions for all portfolios managed by the team. Each Portfolio Manager has appropriate limitations on his or her

Christian Sandoe

February 7, 2007

authority for risk management and compliance purposes. No member of the portfolio team manages assets outside of the team.”

Please provide a brief description of the person’s role on the management team (e.g., lead member), including a description of any limitations on the person’s role and the relationship between the person’s role and the roles of other persons who have a responsibility for the day-to-day management of the Fund’s portfolio.

Response: Registrant has added the following disclosure, underlined and in bold below, under the Section entitled “Portfolio Managers” in response to the Staff’s comment:

“Each Fund is managed by the Sub-Adviser's Index Fund Management Division. The five most senior members are Kurt Zyla, Lloyd Buchanan, Denise Krisko, Robert McCormack, and Todd Rose, Mr. Zyla manages this Division.”

In addition, the following disclosure, underlined and in bold below, in the same Section has also been added:

“Each Portfolio Manager is responsible for various functions related to portfolio management, including, but not limited to, investing cash inflows, implementing investment strategy, researching and reviewing investment strategy, and overseeing members of his or her portfolio management team with more limited responsibilities. Each Portfolio Manager is authorized to make investment decisions for all portfolios managed by the team. Each Portfolio Manager has appropriate limitations on his or her authority for risk management and compliance purposes. No member of the portfolio team manages assets outside of the team. Mr. Zyla manages the Team.”

8.	Comment: (SAI/Investment Strategies and Risks – Non-U.S. Securities)

The “Non-U.S. Securities” risk disclosure states:

“Though the International Funds intend to invest only in securities from developed market countries, non-U.S. stock markets may not be as developed or efficient as, and may be more volatile than, those in the U.S. While the volume of shares traded on non-U.S. stock markets generally has been growing, such markets usually have substantially less volume than U.S. markets.”

Please revise the disclosure to reflect certain Funds’ investments in emerging markets countries.

Christian Sandoe

February 7, 2007

Response: Registrant has revised disclosure under the Section entitled “Non-U.S. Securities” in the SAI in response to the Staff’s comment so that it now states: “The International Funds invest a significant portion of their assets in non-U.S. equity securities. Investments in non-U.S. equity securities involve certain risks that may not be present in investments in U.S. securities.”

9.	Comment: (SAI/ Investment Limitations - Borrowing)

The “Fundamental Investment Limitation” for “Borrowing” by each Fund provides an example further explaining when and how a Fund intends to engage in “Borrowing” which states:

“By way of example (but not as a statement of the actual fundamental policy), this means that, each Fund may not borrow money, except that each Fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within 3 days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation.”

Please revise the example contained in the Funds’ borrowing policy to comply with the limitations proscribed under the Investment Company Act of 1940.

Response: Registrant has removed the example from the Trust's SAI.

10.	Comment: (SAI/ Management of The Trust – Trustees and Officers)

Please revise the heading to reflect the “Interested” status of Jonathan Steinberg.

Response: Registrant has revised the disclosure in response to the Staff’s comment.

11.	Comment: (SAI/ Management of The Trust – Trustees and Officers)

Please revise the reference to “WisdomTree Investments, Inc.” included under Gregory Barton’s biography to reflect the then current name of the adviser.

Response: Registrant has revised the disclosure in response to the Staff’s comment.

12.	Comment: (General Comments)

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its

Christian Sandoe

February 7, 2007

management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: Registrant and its management acknowledge their responsibilities.

* * * * *

If you have any further comments or questions regarding this response, please contact A. Michael Primo at (212) 536-4852. Thank you for your attention to this matter.

Very truly,

/s/ A. Michael Primo

A. Michael Primo